McGrath North Mullin & Kratz, PC LLO
Attorneys-at-Law
Suite 3700 First National Tower
1601 Dodge Street, Omaha, Nebraska 68102

May 25, 2012

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Attn.: Jennifer Gowetski and Folake Ayoola

Re:	Supertel Hospitality, Inc.
Registration Statement on Form S-3
Filed March 30, 2012
File No. 333-180479

Ladies and Gentlemen:

On behalf of Supertel Hospitality, Inc.(referred to as “Supertel” or “we” in this letter), this letter is submitted in response to the comment letter dated April 19, 2012 received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the above-referenced registration statement.  The Staff’s comment has been restated below and Supertel’s response follows the comment.

Registration Statement on Form S-3

General

It appears that you are registering this transaction as a resale pursuant to Rule 425(a)(1)(i) of Regulation C.  Considering the dates that the securities were sold and the amounts being registered, please provide an analysis explaining your basis for relying on Rule 415(a)(1)(i) and concluding that this transaction is not being conducted by or on behalf of the issuer.  Refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09.  We may have further comment based on your response.

Supertel Response

Overview

The following is a summary of the transaction underlying the common stock proposed to be offered for resale on the registration statement.

Private Placement.  Supertel in its annual and quarterly reports filed with the Commission has discussed its operating performance, as well as its liquidity position, and how each has been and continues to be negatively affected by recent economic conditions. Additionally, given the deterioration and uncertainty in the economy and financial markets, management believes that access to conventional sources of capital will be challenging.

U.S. Securities and Exchange Commission
May 25, 2012

On November 16, 2012, Real Estate Strategies, L.P. (the “Investor”) entered into a purchase agreement and agreed to purchase 3,000,000 shares of Supertel’s Series C Cumulative Convertible Preferred Stock convertible into 30,000,000 shares of common stock (the “Series C preferred stock”) and 30,000,000 warrants to purchase Supertel common stock (“Warrants”).  The transaction was structured as a private placement exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

Supertel common stock is registered for trading on The Nasdaq Global Market under the symbol “SPPR.”  The Series C preferred stock is a newly issued series of preferred stock.  These preferred shares are not listed on an exchange and all authorized shares are held by the Investor.

Purchaser.  Supertel is advised that the Investor is not in the business of underwriting securities. The Investor is controlled by IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), an Argentinean-based sociedad anónima (stock corporation), whose shares are listed in the Buenos Aires Stock Exchange, and its Global Depositary Receipts (“GDR”) are traded on the NYSE.  IRSA is a large diversified Argentinian real estate company and through its subsidiaries, IRSA owns and manages shopping centers and office buildings, primarily in Buenos Aires and certain office buildings in New York. IRSA has for several years owned a 9% equity stake in Hersha Hospitality Trust, a public hotel REIT with a market cap that is significantly greater than Supertel’s market cap. We are advised that neither IRSA or its affiliates are engaged in the business of underwriting.

Purchase Price and Closing Conditions. The purchase price of $30 million for the Series C preferred stock and the Warrants was set in the purchase agreement at November 16, 2012 and was not subject to re-pricing for changes in the market price of the underlying common stock or otherwise.  The closing of the transaction was subject to events not within the control of the Investor including the approval of the Supertel shareholders, the refinancing of Supertel debt maturing prior to closing, and customary closing conditions.

Governance Matters.  Supertel reviewed the governance rules of The Nasdaq Stock Market and conducted informal discussions with representatives of the exchange during the negotiations of the transaction terms.  The conversion terms and voting provisions (described below), and the requirement for shareholder approval for the transaction, all on terms negotiated by Supertel, reflect Supertel’s compliance with the exchange’s governance rules.

Shareholder Approval. Supertel sought and received shareholder approval for the transaction at a special meeting of the shareholders on January 31, 2012.  The Supertel shareholders approved the sale of up to 3,000,000 shares of the Series C preferred stock, the issuance of up to 30,000,000 shares of common stock of Supertel which may be issued upon conversion of the Series C preferred stock, and the Warrants to purchase up to an additional 30,000,000 shares of common stock.  Supertel had 23,070,387 shares of common stock outstanding at the time of shareholder approval and has 23,074,752 shares of common stock outstanding as of the date of this letter.  The transaction was approved with an 89.5% vote.

Strategic Planning.  During the negotiation of the purchase agreement, the Investor insisted and Supertel agreed to: (a) use its best efforts to transition away from the economy hotel market with an objective to exit such market as promptly as reasonably possible following the closing; and (b) use its best efforts to reduce its leverage to less than 60% of total market capitalization through additional equity sales, the sale of economy hotels, and the purchase of additional hotel assets through the use of equity.  $20 million of the proceeds are required to be used to pursue hospitality acquisitions, and an additional $5 million of the proceeds are also required to be committed to hotel acquisitions within a reasonable time in the future. The remaining proceeds were used to reduce debt.

U.S. Securities and Exchange Commission
May 25, 2012

For the past several years Supertel has been selling hotels that it considered non-strategic assets.  The transaction with the Investor provided capital for Supertel to begin acquiring hotels in the mid-market segment.

Conversion Price, Exercise Price and Voting. The Series C preferred stock  is convertible into common stock at a conversion price of $1.00 per share of common stock, and each Warrant is exercisable for a share of common stock at an exercise price of $1.20.  The closing price for the Supertel common stock on November 16, 2011 was $.77 per share. At that time the common stock was subject to possible delisting from the Nasdaq Stock Market for failure to meet the minimum price of $1.00 for a 30 trading day period.  Supertel regained compliance with the exchange’s minimum price rule in February 2012 following the closing of the transaction with the Investor.

The Investor cannot convert Series C preferred stock or exercise Warrants at any time if the conversion or exercise would cause the Investor to beneficially own more than 34% of Supertel voting stock (the “Beneficial Ownership Limitation”). The Series C preferred stock votes with the common stock as one class,  subject to a vote limitation that the combined voting power of the Series C preferred stock and any other voting stock held by the Investor will not exceed 34% of the combined voting power of all Supertel voting stock (the “Voting Limitation”).

Closing and Registration. On February 1, 2012, the Investor purchased 2,100,000 shares of Series C preferred stock and 21,000,000 Warrants. The parties entered into a registration rights agreement which required Supertel to file a registration statement within 60 days covering resales of the common stock issuable upon conversion of the Series C preferred stock and upon exercise of the Warrants. On February 16, 2012, the Investor exercised its option for the remaining 900,000 shares of Series C preferred stock and 9,000,000 Warrants.  Supertel filed the registration statement, which is the subject of the Staff’s comment, on March 30, 2012.

Standstill and Future Purchases.  The Investor agreed not to acquire additional Supertel securities if the acquisition would cause it to exceed the  Beneficial Ownership Limit. The Investor also has the right to purchase equity shares in future offerings on a pro rata basis based on its equity ownership of Supertel, subject to the Beneficial Ownership Limitation.

Directors Designation.  The Investor has the right to appoint up to four directors to Supertel’s nine member board of directors depending on the level of its equity ownership in Supertel.  Four of the current directors of Supertel’s board of directors are designees of the Investor.

U.S. Securities and Exchange Commission
May 25, 2012

Rule 415 Analysis

Rule 415 under the Securities Act generally permits the registration of offerings to be made on a delayed or continuous basis subject to certain conditions. Rule 415(a)(1)(i) under the Securities Act provides, in relevant part:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, that:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;… [or]

Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by a selling security holder in a secondary offering.

Because a recharacterization of a presumed secondary offering as a primary offering has a significant impact on the ability of the Investor to effect the resale of its securities, and a mischaracterization can have a devastating effect on the ability of smaller public companies such as Supertel to raise capital, the Staff should only recharacterize a secondary offering as being on behalf of a registrant after careful and complete review of the relevant facts and circumstances.

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken.  Supertel has reviewed the Staff’s historical guidance on Rule 415(a)(1)(i) as set forth in the Compliance and Disclosure Interpretations Question, Securities Act Rules, 612.09 (“CDI 612.09”), which states, in relevant part:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

As CDI 612.09 indicates, the question is a “difficult factual one” that involves an analysis of various factors and “all the circumstances.”  Each of the factors listed in CDI 612.09 is discussed below in the context of the offering by the Investor.  Based on a considered review of all of those factors, we respectfully submit that the registration statement relates to a valid secondary offering and that all of the shares of common stock described in the registration statement may be registered for resale on behalf of the Investor pursuant to Rule 415(a)(1)(i).

U.S. Securities and Exchange Commission
May 25, 2012

The length of time the Investor has held, or will hold the securities is inconsistent with a determination that the offering is on behalf of Supertel.

The Investor has held the shares of Series C preferred stock and the Warrants over three months as of the date of this letter and has been subject to the market risk of the underlying common stock since November 16, 2011.  This holding period is substantially longer than the period required by the Staff for valid “PIPE” transactions (discussed below).  Supertel has 180 days, or until September 26, 2012, to have the registration statement declared effective, before becoming subject to the payment of liquidated damages until the registration statement is effective. The Investor was aware that it could be as much as eight months from the time of purchase before any resales could be made pursuant to the registration statement.

PIPE Analogy. We believe the Staff’s guidance on secondary offering registration as set forth in the Compliance and Disclosure Interpretations, Securities Act Forms, Question 116.19 (“CD&I 116.19”) is instructive, under the circumstances described therein, when a valid secondary offering may occur immediately following the closing of a private placement without a required holding period.  CDI 116.19 provides in part:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.”

The Investor acquired the Series C preferred stock and Warrants in a bona fide private placement pursuant to an exemption from registration under Section 4(2) of the Securities Act.  The conversion price of the Series C preferred stock and the exercise price of the Warrants significantly exceeded the market price of the common stock at the time the terms were agreed to, and the Investor has been at market risk for the underlying common stock since that time.

The securities issued in the offering have anti-dilution price protection to the extent that Supertel issues (with certain exceptions) common stock at a price per share that is lower than $1.00.  This anti-dilution price protection is not triggered unless and until Supertel chooses to sell common stock at a price lower than $1.00. The conversion price of the Series C preferred stock and exercise price of the Warrants have no other adjustment provisions that would cause such prices to “float” or be lowered (other than for stock splits, dividends, etc.).

We believe the Series C preferred stock and Warrants do not present the same abusive concerns as “toxic convertible” transactions. In many of these “toxic convertible” transactions, an issuer would commit to issuing shares at a conversion or exercise price that floated in accordance with the market price of the issuer’s underlying common stock. When the transaction was announced, the stock prices typically fell which led to the issuer having to issue significant blocks of stock.

U.S. Securities and Exchange Commission
May 25, 2012

Substantial Market Risk Period.  The Investor has been subject to the market risk of the common stock for approximately six and one-half months, from November 16, 2011 (the date the purchase price, conversion price and exercise price were agreed to by the parties) to the date of this letter.  Due to the historically low trading volume of the common stock Supertel believes that the Investor will need to continue to bear the market risk of a significant portion of its investment for an extended period.  The average daily volume for the three months preceding the date of this letter was 19,287 shares, and if the Investor attempted to liquidate its position in the open market it would take 3,110 trading days to do so at that volume, assuming it was the only seller in the market, a trading period in excess of ten years.

Short-Swing.  Shares of Series C preferred shares and Warrants were acquired by the Investor, pursuant to the November 16, 2011 purchase agreement, on February 1, 2012, at which time the Investor became a 10%+ beneficial owner of common stock, due to the conversion feature of the preferred stock.  On February 16, 2012, the Investor exercised an option to purchase additional shares of Series C preferred stock and Warrants.  As a consequence of the purchase on February 16, the Investor could not, when the registration statement was filed, sell common stock for a minimum of six months thereafter, or until August 16, 2012, without running afoul of the short-swing provisions of Section 16(b) of the Securities Exchange Act of 1934.

On May 24, 2012, the Investor made an open market purchase of 10,000 shares of common stock.  As a consequence, due to the short-swing concerns, the Investor may not sell common stock until November 24, 2012, over a year after the Investor became subject to the market risk of the common stock.

Summary.  The Staff’s guidance for PIPE transactions is particularly applicable under the circumstances of this transaction, which we believe would permit immediate resales of the common stock without requiring a holding period by the Investor.  Additionally, to avoid short-swing issues, the Investor must hold any common stock until at least November 24, 2012 before any shares may be sold under the registration statement.  At that point, the Investor will have had market risk with respect to the underlying common stock since November 16, 2011, for more than a year.  The Investor’s holding period for much of the common stock will practically be much longer because it would take many years to reduce its market risk through open market sales, given the thin trading volume of the common stock.

The circumstances under which the Investor received the securities do not support a conclusion that the offering is on behalf of Supertel.

The Investor preformed significant due diligence on the Company with the assistance of its financial, legal and other advisors prior to investing, including hotel inspections and conferences with management.  These activities are consistent with a buy and hold investor that was concerned with the long-term prospects of Supertel.  There were not pre-existing relationships between Supertel and its affiliates and the Investor and its affiliates.  The investment was made by an accredited investor in a private placement transaction.  The terms of the transaction, including the registration obligations of Supertel, resulted from an arms-length and lengthy negotiation process.  The Investor made specific representations in the purchase agreement that, among other things, it was acquiring the securities for its own account and that it was an accredited investor as defined in Rule 501(a)(3) under the Securities Act.

U.S. Securities and Exchange Commission
May 25, 2012

No Quick Exit From The Investment.  The Investor was well aware of the thin trading volume of the common stock and the prospect of holding the securities for a long period (as discussed above).  The average daily trading volume of the Supertel common stock for the month preceding the November 16, 2011 purchase agreement was 19,252 shares and for the month preceding the date of this letter was 21,895 shares.  For all practical purposes, the Investor is locked in to its investment regardless of whether the common stock is registered.  In effect the large number of shares registered in comparison to the public float supports a conclusion that any resales by the Investor would be a true secondary offering.

Support of Long-Range Plan. The Investor’s actions are supportive of Supertel’s long-range plan.  The Investor provided capital to further those plans and insisted on provisions in the purchase documents which it used to add directors with extensive lodging experience as members of the Supertel board.

In the letter accompanying the 2010 Annual Report to Shareholders, Kelly Walters, President and Chief Executive Officer of Supertel, wrote of “a new strategic growth plan to transform from a largely economy-hotel real estate trust (REIT) to one with a stronger presence in the mid-market segment.”  In the letter accompanying the 2011 Annual Report to Shareholders he wrote the following about the investment by the Investor: “This equity infusion has reinvigorated the company, giving us greater flexibility, strength and stability to begin rebuilding our portfolio.”

Before it would invest, the Investor wanted assurances that Supertel would continue pursuing major changes in its hotel portfolio.  The Investor required a specific commitment from Supertel to exit the economy hotel segment and an agreement that a substantial amount of the investment proceeds would be used for hotel acquisitions.  Additionally, the Investor bargained for representation on Supertel’s board of directors.  The four board members designated by the Investor have significant experience in real estate and lodging.  The following are excerpts from each of the biographies of the four directors in Supertel’s most recent proxy statement:

•	“[H]is participation on other public company boards provides the Board with a source of substantial lodging and real estate knowledge.”

•
“[His] 40 years of experience in the lodging and real estate industries, including his roles as Chief Executive Officer, President and Vice Chairman of Sunburst Hospitality Inc. and President of Choice Hotels International, Inc., Manor Care Hotel Division and Richfield Hotel Management provides the Board with an experienced source on lodging and real estate industries.”

•	“His years of work with REITs, banks and other companies provides the Board with a very knowledgeable source of development for a wide range of real estate, including hotels.”

U.S. Securities and Exchange Commission
May 25, 2012

•
“His current and prior service as both General Counsel and Chief Financial Officer of various companies provides the Board with valuable insights with respect to finance, accounting, legal and corporate governance matters.”

Not An Abusive PIPE. This transaction does not have the characteristics of an abusive PIPE transaction.  Fundamentally it is different from the usual PIPE investment because of the long-term nature of the investment.  As described above, the terms of the securities lack provisions that protect the Investor from market changes in the price of the common stock.  The Investor bears the full market risk through its ownership of convertible preferred stock and warrants.  The securities do not have the toxic or “death spiral” features that the Commission historically has found to be particularly problematic.

Summary.  The circumstances of the investment by the Investor are inconsistent with a view that the offering is on behalf of Supertel.  The investment was made in a private placement after lengthy negotiations.  The Investor was aware of the thin trading volume of the common stock and is for all practical purposes locked into the investment for an extended period.  The Investor required assurances from Supertel that it would continue its long-range plan to transform the company.  The Investor insisted on rights which permitted it to place four directors on the Supertel board with experience to assist in the execution of the long-range plan.  These facts and circumstances support a conclusion that any resales by the Investor would be true secondary sales and not an offering on behalf of Supertel.

The relationship of the Investor to the Supertel does not support a conclusion that the Investor is acting on behalf of Supertel.

No Prior Relationship / Current Relationship.  The Investor and its affiliates and Supertel and its affiliates had no pre-existing relationships prior to the investment transaction.  The Investor is now Supertel’s largest shareholder and has 34% of the shareholder vote.

Director Designees.  Pursuant to rights granted to the Investor in the transaction, the Investor has the right to designate up to four directors to Supertel’s board depending on the level of its equity ownership in Supertel.  Supertel is obligated under the terms of the investment transaction to maintain the Supertel board at nine members. Therefore, the Investor does not have the right to designate a majority of the Supertel Board.

Four of the current nine members of the Supertel Board are designees of the Investor.    Supertel is obligated to nominate the designees for election at shareholder meetings.  These four directors were reelected to the Supertel Board by Supertel shareholders at the annual meeting on May 22, 2012.

Relevant CDI’s.  The Investor’s shareholding and rights to designate members to the Supertel board are not dispositive as to whether a resale by the Investor is a disguised primary offering. Two Staff CDI’s are particular relevant when considering the relationship of a larger shareholder and/or affiliate conducting secondary sales. Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.12 (“CDI 612.12”) contemplates that a large shareholder may engage in secondary offerings:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

U.S. Securities and Exchange Commission
May 25, 2012

Additionally, Compliance and Disclosure Interpretations, Securities Act Forms, Question 216.14 (“CDI 216.14”) contemplates that an affiliate with a large shareholding may engage in secondary offerings:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer. See Question 116.15.”

Summary.  As CDI 612.12 and CDI 216.14 make clear, a large holding and/or affiliate status by itself, without other facts, is insufficient to make a determination that a selling shareholder is acting on behalf of the issuer. The relationship of the Investor with Supertel is consistent with the relationship of a large investor and an issuer, and as discussed in this letter, not consistent with the relationship of an underwriter with an issuer.

The number of shares involved is not dispositive of the conclusion that the Investor is acting on behalf of Supertel.

Supertel currently has 23,070,752 shares of common stock outstanding, of which 19,899,464 shares are held by non-affiliates.  The registration statement covers 60,000,000 million shares of common stock, representing the full number of shares that are issuable on conversion of the Series C preferred stock and exercise of the Warrants, approximately 330% of the non-affiliate float.  The Investor would be a 73% holder of the outstanding common stock if the Series C preferred Stock and Warrants were fully exercised.  As discussed above, CDI 612.12 indicates that a valid secondary offering by a 73% shareholder is possible.

However, the Beneficial Ownership Limitation operates such that at no time when the Investor is engaged in secondary sales will it hold more than 34% of the voting stock of Supertel.  This percentage is under the more than 50% held by the affiliate in the secondary sale example described above in CDI 216.4.  A key to a valid secondary offering as described in CDI 216.14 is that the facts and circumstances do not indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.

We understand that registration statements covering a secondary offering of a large number of shares will be questioned by the Staff, as occurred in this case, in part because of concerns about “toxic convertible” PIPE transactions.  We do not believe the facts and circumstances of the offering covered by the registration statement present the same concerns.

The investment transaction was negotiated on terms to comply with the governance requirements of the Nasdaq Global Market.  The shareholders of Supertel approved the sale of the securities to the Investor.  The limitations on the Investor’s beneficial ownership, voting rights and number of director designees were negotiated to meet the governance rules of the exchange.  Although the Investor acquired a large equity position in Supertel relative to the equity position of the common shareholders, the transaction complies with exchange rules designed to prevent reduction of existing holders’ rights.

U.S. Securities and Exchange Commission
May 25, 2012

Summary. As a consequence, the resale of the common stock by the Investor does not raise the same concerns of a toxic PIPE transaction.  The conversion price and exercise price of the securities does not float with the market price.  The transaction met exchange governance rules and received the approval of Supertel shareholders.

The Investor is not in the business of underwriting.

Supertel is advised that the Investor is not in the business of underwriting securities.  As described above, the Investor represented that it is an accredited investor that purchased the securities in this investment for its own account.

The Investor is controlled by IRSA whose shares are listed in the Buenos Aires Stock Exchange, and its Global Depositary Receipts are traded on the NYSE.  IRSA is a large diversified Argentinian real estate company and through its subsidiaries, IRSA owns and manages shopping centers and office buildings, primarily in Buenos Aires and certain office buildings in New York. IRSA also develops residential projects and owns three luxury hotels. Additionally, IRSA owns a controlling interest in Banco Hipotecario, Argentina’s largest mortgage supplier.

In the US, IRSA has for several years owned a 9% equity stake in Hersha Hospitality Trust, a public hotel REIT with a market cap that is significantly greater than Supertel’s market cap.  IRSA also owns commercial real estate property in New York City, including ownership and management of the Lipstick building at 885 Third Avenue and ownership of a building located at 183 Madison Avenue. We are advised that neither IRSA or its affiliates are engaged in the business of underwriting.

Summary.  Given the representations of the Investor, and the substantial real estate operations of IRSA, which indirectly controls the Investor, we believe the facts and circumstance demonstrate that the Investor is not in the business of underwriting.

Under all the facts and circumstances, the Investor is not acting as a conduit for Supertel.

The facts and circumstances described in this letter support a conclusion that the Investor is an investor in Supertel, and not an underwriter participating as a conduit of the common stock to the public on Supertel’s behalf.  Consider the following described in this letter:

•
the private placement in which the Investor acquired securities from Supertel was the result of lengthy and detailed negotiations between the parties, involving significant due diligence on the part of the Investor consistent with a buy and hold investor;

•	the purchase price for the securities acquired by the Investor was set on November 16, 2012 and was not subject to adjustment for market prices or otherwise;

•
the Investor, not Supertel, has been at market risk with respect to the common stock since the conversion terms and exercise price were agreed to on November 16, 2012 and will continue to be at market risk for lengthy period;

U.S. Securities and Exchange Commission
May 25, 2012

•
the conversion price of the Series C preferred shares and the exercise price of the Warrants were significantly greater than the market price of the common stock on November 16, 2011, the date the terms of the transaction were agreed upon;

•
the Investor will for practical reasons have a large equity position in Supertel that will require a significant amount of time to publicly sell unless and until Supertel achieves a much greater trading volume;

•	the elements of a toxic PIPE are not present in this secondary offering;

•	the investment transaction was subject to the protective governance rules of the Nasdaq Global Market;

•	the investment transaction was approved by the Supertel shareholders;

•	the Investor insisted on deal terms that require Supertel to transform from a largely economy-hotel REIT to a mid-market hotel REIT;

•	a considerable portion of the proceeds from the investment are required to be used for hotel acquisitions;

•	the Investor participation after its investment has consisted of selecting director designees with significant real estate and lodging experience;

•	the size of Investor’s holdings are not inconsistent with the size of the holdings of large shareholders and affiliates described in secondary offering examples in the Staff’s CDI’s;

•	the Investor is not involved in the underwriting business; and

•	none of the proceeds of the secondary offering will flow to, or otherwise benefit, Supertel.

We respectfully submit that for the reasons provided in this letter, the offering under the registration statement is a valid secondary offering pursuant to Rule 425(a)(1) of Regulation C.  If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 402-633-1402.

Sincerely

/s/ Guy Lawson

Guy Lawson

cc:	Connie Scarpello
Senior Vice President and
Chief Financial Officer,
Supertel Hospitality, Inc.